EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(dollar amounts in thousands)	2010		2009	2008
Pretax income (loss) from continuing operations before adjustment for income from unconsolidated affiliates	$(16,479)		$55,239	$(201,917)
Add:
Fixed charges	26,416		30,174	40,709
Dividends received	—		474	222
Less:
Capitalized interest	—		—	(189)

Adjusted pretax income (loss)	$9,937		$85,887	$(161,175)

Fixed charges:
Interest expense	$20,447		$25,716	$36,351
Estimate of interest within rental expense	5,969		4,458	4,169
Capitalized interest	—		—	189

Total fixed charges	$26,416		$30,174	$40,709

Ratio of earnings to fixed charges		(A)	2.8	(B)

(A)	Adjusted pretax income was inadequate to cover fixed charges by $16.5 million in 2010.

(B)	Adjusted pretax loss was inadequate to cover fixed charges by $201.9 million in 2008.